

Mailstop 3233

May 25, 2016

Via E-mail
Mr. Sean M. Mahoney
Chief Financial Officer
DiamondRock Hospitality Company
3 Bethesda Metro Center, Suite 1500
Bethesda, MD, 20814

> **Re:** **DiamondRock Hospitality Company**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-32514**
>
> **Form 8-K**
> **Filed May 6, 2016**
> **File No. 001-32514**

Dear Mr. Mahoney:

We have reviewed your April 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2016 letter.

Form 8-K filed May 6, 2016

Exhibit 99.1

1.   We note your responses to our prior comments 3, 4 and 5 and the revisions to your disclosures. We note that on page 11 of your earnings release for the quarterly period ended March 31, 2016, you continue to present a schedule of revenue and operating expenses including the pre-acquisition results of certain acquired properties. Please revise your disclosure in future filings to remove this schedule as it does not appear to be in compliance with Item 10(e) of Regulation S-K.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities